Japanese Semi-Annual Business Report (for the Registrant's 103th semi-annual period from April 1, 2006 through September 30, 2006), consisting of 16 pages (including cover pages). The report included the following sections:

      I. Message to shareholders from Chairman Fujio Cho and President Katsuaki Watanabe, including a brief discussion of operating summary, regional performance and management strategy for the semi-annual period.

      II. Tabular and graphic presentation of selected current and historical consolidated financial figures.

      III. Narrative and graphic presentation of consolidated segment information by operating and geographic segments.

      IV. Topics section describing major developments in the Registrant's regional business activities during the semi-annual period, including product information, global production and supply, and environmental policy and Corporate Social Responsibility.

      V.     Special discussion section on the LS460 of the Lexus Brand.

      VI. Consolidated and unconsolidated financial statements, including statements of income, balance sheets, statements of cash flows (consolidated only) and interim dividend.

      VII.   Shareholder information.

      VIII.  List of directors, corporate auditors and managing officers.

      IX.    Back cover setting forth addresses and other general information.